Mail Stop 4561

May 6, 2008

Mr. James A. Banister
Chief Executive Officer
SpectrumDNA, Inc.
1700 Park Avenue, Suite 2020
P.O. Box 682798
Park City, UT 84068

> **Re:** **SpectrumDNA, Inc.**
> **Form S-1/A Amendment No. 2 to Registration Statement on**
> **Form SB-2**
> **Filed April 28, 2008**
> **File No. 333-148883**

Dear Mr. Banister:

We have reviewed your filing and responses to our letter dated April 18, 2008 and have the following comments.

Executive Compensation

1. We note your disclosure that you do not have any employment agreements with any of your executive officers. Please modify your disclosure to include a discussion of the April 2007 investment agreement with your Chief Operating Officer whereby you agreed to issue shares to her on a monthly basis for a one-year period in lieu of a salary increase.

December 31, 2007 Audited Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-14

2. We note your response to our prior comment 6 where you indicate that SAP did not purchase a license to your Cooshoo enginet but rather the Company's revenues relate to "services" provided to SAP during its user conference and post-event support services. With regards to such information, please explain further the following:

- You indicate that the revenues from the training, consulting, operating and in-marketing services were accounted for under SOP 97-2 due to the fact that the <u>services</u> were more than incidental to the enginet as a whole. Please explain further this statement and tell us how you determined that the services were more than incidental to the enginet.
- We further note your response, which indicates that SAP did <u>not</u> purchase a license to the enginet. Therefore, tell us how you determined that SOP 97-2 is the applicable accounting guidance for this arrangement. Does SAP have the right to use your technology? In this regard, we note that that SAP has a link to your Cooshoo enginet at <u>http://SAP.cooshoo.com</u>. Please explain further the terms of this arrangement.
- Please explain further what "post-event support services" you are providing to SAP. Is the Company providing hosting services for its enginet? If so, please tell us how you considered EITF 00-3 in determining whether such services should be accounted for under SOP 97-2 or SAB 104.
- This arrangement appears to have multiple deliverables (i.e. training/consulting services, post-event support services, etc.) Tell us how you determined whether these deliverables qualified as separate units of accounting pursuant to EITF 00-21 and if so, tell us how you determined the VSOE of fair value for each deliverable pursuant to SOP 97-2 or EITF 00-21, as applicable.

<u>Note 3. Intangible Assets, page F-16</u>

3. We note your response to our prior comment 8 where you indicate that a detailed program design occurs early in the conceptual development of a product and prior to actual software development. It is not clear from your response why management feels that technological feasibility has been reached upon "conceptual" development of the product and how this supports the fact that the product function, feature and technical requirements have been taken to their most detailed, logical form to establish a detail program design. Clarify for us, in detail, the process of developing an enginet and how the Company has determined that a detail program is substantial enough to determine technological feasibility prior to development. For example, has the underlying conceptual design of the enginet been developed or proven and therefore the application of different concepts to the enginet is not material to the enginet as a whole? Also, with regards to the six enginets referenced on page 14, please tell us the amount of costs capitalized, to date, for each. Also, tell us the date you began capitalizing such costs and you began amortizing these costs.

Exhibits

Legal Opinion

4.   Please provide an updated opinion reflecting the current form of registration statement and any other new information concerning the validity of the securities and their issuance.

*****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact LaTonya Reynolds at (202) 551-3535 or, in her absence, you may contact me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (973) 443-0609
         David M. Kaye, Esq.
         Kaye Cooper Fiore Kay & Rosenberg, LLP